NANODIMENSION

Tender Offer Info | FAQ | Materials | Replace SSYS Board

Nano Dimension's $25.00 Per Share All-Cash Special Tender Offer for the Acquisition of Stratasys Shares

About the Tender Offer

Near-Term Certainty

Guaranteed Cash

Premium Over Relevant Trading Metrics

A message from Nano Dimension CEO Yoav Stern



Nano's all-cash special tender offer price of $25.00 per Share

- Represents a premium to all relevant Stratasys historical trading levels, including a **93% premium to the 60-day volume-weighted average price as of March 3, 2023.**
- Represents a **56% premium to the $16.00 future target price published by Stratasys' own financial advisor, J.P. Morgan,** on March 2, 2023, before dropping coverage of Stratasys.
- Provides a **certain value creation opportunity to Stratasys Shareholders** and **233% more cash** for Stratasys Shareholders than latest 3D Systems Offer submitted on July 13, 2023.

The special tender offer creates a path to establishing a potential market leader in Additive Manufacturing

- Transaction provides the opportunity to establish a **market-leading portfolio of complementary products and solutions** addressing a significant Additive Manufacturing market opportunity.
- Presents **opportunities to deepen existing customer relationships** by providing more value-added services and solutions **and capture new customer acquisition opportunities** with expanded and diversified joint offerings.

How to Accept the Tender Offer

If you have any questions, please contact Georgeson, the Information Agent for the offer, at (877) 668-1646.

All holders of Stratasys Shares should tender their Stratasys Shares to the Depositary for the offer, Computershare N.A., by following the procedures and instructions in the Offer to Purchase.

If you hold your Shares through a bank or broker, you should receive instructions from your bank or broker regarding how to tender your Shares. If you have not received instructions, please contact your bank or broker at the number below as soon as possible to instruct them to tender your Shares.

If you are a registered holder, you should tender your Stratasys Shares to the Depositary for the offer, Computershare N.A., by following the procedures and instructions in the Offer to Purchase and related Letter of Transmittal. You should have received or will receive material in the mail on tendering your Shares.

All of the Stratasys Shares validly tendered pursuant to the offer and not properly withdrawn will be paid for promptly following the Final Expiration Date, subject to proration and satisfaction or waiver of all conditions to the offer.

Nano Dimension

Investor Relations
ir@nano-di.com

Media
NanoDimension@fgsglobal.com

Information Agent

Georgeson
(877) 668-1646

Disclaimer

Tender Offer Info

On July 18th, 2023, Nano Dimension Ltd. ("Nano") **extended its special tender offer** seeking to purchase between 31.9% and 36.9% of the outstanding ordinary shares ("Stratasys Shares") of Stratasys Ltd. ("Stratasys") not already owned by Nano Dimension.

Pursuant to the terms of the special tender offer, Nano Dimension would own up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the special tender offer,[1] with a minimum condition of owning at least 46% of the outstanding Stratasys Shares upon consummation of the offer, at the **price of $25.00 per Stratasys Share, to the seller in cash, delivering certain, near-term premium and all-cash value** to Stratasys shareholders.[2]

If you have any questions, please contact Georgeson, the Information Agent for the offer, at (877) 668-1646.

Time to Accept the Tender Offer

The special tender offer will **expire at 5:00 p.m., New York time on Monday, July 31, 2023** (the "Expiration Date"), unless extended or earlier terminated in accordance with the Offer to Purchase, as subsequently amended and supplemented, and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and Israeli law.

Under Israeli law and subject to certain conditions, Stratasys shareholders may be able to tender their Stratasys Shares for an additional four calendar-day period[3] following the Expiration Date. The additional period is referred to as the "Additional Offer Period" and the expiration of such period is referred to as the "Final Expiration Date."

The date of completion of the Additional Offer Period will change if Nano decides to extend the Offer Period. Stratasys Shares tendered during the Offer Period may be withdrawn at any time prior to 5:00 p.m., New York time, on the Expiration Date, but not during the Additional Offer Period.

Conditions to the Tender Offer

The closing of the special tender offer is subject to certain conditions, outlined in the Offer to Purchase.

How to Accept the Tender Offer

All holders of Stratasys Shares should tender their Stratasys Shares to the Depositary for the offer, Computershare N.A., by following the procedures and instructions in the Offer to Purchase. Shareholders are strongly recommended to submit their decision to tender early, as banks' deadlines can be before the official deadline stated above.

If you hold your Stratasys Shares through a bank or broker, you should receive instructions from your bank or broker regarding how to tender your Stratasys Shares. If you have not received instructions, please contact your bank or broker at the number below as soon as possible to instruct them to tender your Stratasys Shares.

If you are a registered holder, you should tender your Stratasys Shares to the Depositary for the offer, Computershare N.A., by following the procedures and instructions in the Offer to Purchase and related Letter of Transmittal. You should have received or will receive material in the mail on tendering your Stratasys Shares.

All of the Stratasys Shares validly tendered pursuant to the offer and not properly withdrawn will be paid for promptly following the Final Expiration Date, subject to proration and satisfaction or waiver of all conditions to the offer.

---

[1] The successful completion of the special tender offer would result in Nano's ownership of between 46% and 51% of the outstanding Stratasys Shares, inclusive of the approximately 14.1% of the outstanding Stratasys' Shares that Nano currently owns as of May 24, 2023.

[2] Less any required withholding taxes and without interest (the "Offer Price"). Upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented, or otherwise modified from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as it may be amended, supplemented, or otherwise modified from time to time, the "Letter of Transmittal," which, together with this Offer to Purchase, collectively constitute the "offer").

[3] As required under Israeli law, if (i) the conditions of the offer have been satisfied or, subject to applicable law, waived by us; and (ii) with respect to each Stratasys Share owned by you, you have (a) not yet responded to the offer, (b) notified us of your objection to the offer, or (c) tendered such Stratasys Share but have properly withdrawn your tender during the Offer Period, then, you will be afforded an additional four (4) calendar-day period, during which you may tender each such Stratasys Share (we refer to this additional period as the "Additional Offer Period").

Nano Dimension

Investor Relations
ir@nano-di.com

Media
NanoDimension@fgsglobal.com

Information Agent

Georgeson
(877) 668-1646

FAQ

About the Tender Offer and Eligibility

We are Nano Dimension Ltd. ("Nano Dimension" or "Nano"), a company organized under the laws of the State of Israel. Nano Dimension is a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printers. On July 18th, 2023, Nano Dimension Ltd. ("Nano") **extended its special tender offer** seeking to purchase between 31.9% and 36.9% of the outstanding ordinary shares ("Stratasys Shares") of Stratasys Ltd. ("Stratasys") not already owned by Nano Dimension.

Pursuant to the terms of the special tender offer, Nano Dimension would own up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the special tender offer,[1] with a minimum condition of owning at least 46% of the outstanding Stratasys Shares upon consummation of the offer, at the **price of $25.00 per Stratasys Share, to the seller in cash, delivering certain, near-term premium and all-cash value** to Stratasys shareholders.

The full terms and conditions of the offer are set forth in the Offer to Purchase (as it may be amended, supplemented, or otherwise modified from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as it may be amended, supplemented, or otherwise modified from time to time, the "Letter of Transmittal," filed with the U.S. Securities and Exchange Commission (the "SEC") which, together with the Offer to Purchase, collectively constitute the "offer").

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Why are you conducting this offer?

Nano Dimension believes there are important benefits of the special tender offer to Stratasys' shareholders, including an attractive cash value at a premium to all relevant Stratasys historical trading levels, and, for the combined company, longer-term strategic benefits.

How long do I have to decide whether to accept the offer and tender my shares?

How many shares are sought in this offer?

How much are you offering to pay and what is the form of payment?

If I already tendered my shares before the offer price was raised, will I get the new $25.00 per share offer price?

What is the value of Nano Dimension's offer compared to the market value of my Stratasys Shares as of a recent date?

What percentage of the Stratasys Shares does Nano Dimension currently own?

Who can participate in the offer?

Do you have the financial resources to pay the purchase price in the offer?

What are the most significant conditions of the offer?

What will happen if the conditions of the offer are not satisfied when the Offer Period expires?

If Stratasys' shareholder Rights Plan is upheld by the Israeli courts, will Nano Dimension terminate the tender offer?

Does the announcement by Stratasys of entering into a merger agreement with Desktop Metal trigger the Change of Business Condition contained in the offer?

How does the proposed transaction between Stratasys and Desktop Metal compare to the offer? Will it affect the offer?

Would you support a Stratasys merger with other companies?

Who can I talk to if I have questions about the offer?

Is this deal subject to CFIUS review? Are you concerned that CFIUS will have comments?

Deadlines and Extensions

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Why did you extend the Expiration Date and raise the offer price of the special tender offer?

Did Nano Dimension extend the Expiration Date and raise the offer price because not enough shares were tendered?

Can the offer be extended and the offer price be raised again and under what circumstances?[1]

How will I be notified if the offer is extended again?[1]

If enough Stratasys shareholders tender their shares in the offer before the deadline, would you make an announcement before the Expiration Date?

Tendering Stratasys Shares and Receiving Cash Payment

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How can I tender my shares?

What is the timeline for receiving the $25.00/share in cash?

Will I have to pay any fee or commission?

If I tender only a portion of my shares, will the remainder fall sharply post-tender?

What happens if the offer is oversubscribed?

Objecting To the Tender Offer or Withdrawing Previously Tendered Stratasys Shares

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If I decide not to tender, how will the offer affect my shares?

Can I object to the offer?

What if I have already objected to the offer?

Until what time may I withdraw previously tendered Stratasys Shares?

How do I withdraw previously tendered Stratasys Shares?

Replacing the Stratasys Board at the Company's Annual General Meeting

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Why are you seeking to replace the Stratasys Board at the Company's Annual Meeting ("AGM") on August 8th, 2023, when the tender offer expires on July 31st, 2023 – which, if successful, would give you control over Stratasys? Are you concerned that you won't be able to complete the offer?

Why do you think the Stratasys Board of Directors needs to be replaced?

Why is the slate of directors Nano Dimension proposed for election to Stratasys' Board a better alternative than the slate Stratasys has nominated?

Who has Nano Dimension proposed for election to the Stratasys Board?

[1] On July 18th, 2023, Nano Dimension announced that it raised the offer price of its special tender offer to $25.00 per share and extended the Expiration Date of the offer period to 5:00 p.m., New York Time, on July 31st, 2023. The offer price was previously $24.00 per share, and before that, $20.05 per share, and before that, $18.00 per share. On June 27th, 2023, Nano Dimension announced that it intends to purchase between 31.9% and 36.9% of the outstanding ordinary shares of Stratasys. The offer was previously scheduled to expire at 11:59 p.m. New York time on Monday, June 26th, 2023, and after that at until 5:00 p.m. New York time on July 24th, 2023.

[2] The period of time during which the offer remains open, as may be extended or adjusted for earlier termination of the offer, is referred to as the "Offer Period" and the date of completion of the Offer Period is referred to as the "Expiration Date". As required under Israeli law, if (i) the conditions of the offer have been satisfied or, subject to applicable law, waived by us; and (ii) with respect to each Stratasys Share owned by you, you have (a) not yet responded to the offer, (b) notified us of your objection to the offer, or (c) tendered such Stratasys Share but have properly withdrawn your tender during the Offer Period, then, you will be afforded an additional four (4) calendar-day period, during which you may tender each such Stratasys Share (we refer to this additional period as the "Additional Offer Period").

Nano Dimension

Investor Relations
ir@nano-di.com

Media
NanoDimension@fgsglobal.com

Information Agent

Georgeson
(877) 668-1646

Materials

You can receive a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents, as subsequently amended and supplemented, and other documents filed with the SEC at sec.gov or by contacting Georgeson at (877) 668-1646.

Tender Offer Statement

- Amendment No. 12 to Tender Offer Statement filed by Nano Dimension, **July 18, 2023**
- Third Supplement to Offer to Purchase, **July 18, 2023**
- Third Amended Letter of Transmittal, **July 18, 2023**
- Amendment No. 11 to Tender Offer Statement filed by Nano Dimension, **July 17, 2023**
- Amendment No. 10 to Tender Offer Statement filed by Nano Dimension, **July 10, 2023**
- Second Supplement to Offer to Purchase filed by Nano Dimension, **July 10, 2023**
- Form of Second Amended Letter of Transmittal filed by Nano Dimension, **July 10, 2023**
- Amendment No. 9 to Tender Offer Statement filed by Nano Dimension, **July 5, 2023**
- Amendment No. 8 to Tender Offer Statement filed by Nano Dimension, **June 29, 2023**
- Supplement to Offer to Purchase filed by Nano Dimension, **June 27, 2023**
- Form of Amended Letter of Transmittal, **June 27, 2023**
- Amendment No. 7 to Tender Offer Statement filed by Nano Dimension, **June 27, 2023**
- Amendment No. 6 to Tender Offer Statement filed by Nano Dimension, **June 21, 2023**
- Amendment No. 5 to Tender Offer Statement filed by Nano Dimension, **June 16, 2023**
- Amendment No. 4 to Tender Offer Statement filed by Nano Dimension, **June 14, 2023**
- Amendment No. 3 to Tender Offer Statement filed by Nano Dimension, **June 14, 2023**
- Amendment No. 2 to Tender Offer Statement filed by Nano Dimension, **June 8, 2023**
- Amendment No. 1 to Tender Offer Statement filed by Nano Dimension, **May 31, 2023**
- Tender Offer Statement filed by Nano Dimension, **May 25, 2023**
- Offer to Purchase filed by Nano Dimension, **May 25, 2023**

Press Releases

- Nano Dimension Reminds Stratasys Shareholders of the Performance of Directors Who are on Stratasys Board for 12-15 years On Average VOTE AGAINST THEM!, **July 18, 2023**
- Nano Dimension Increases Its Proposed Price to $25.00 per Share in Cash in its Special Tender Offer Price for Stratasys Shares, **July 18, 2023**
- Nano Dimension Receives Hart-Scott-Rodino ("HSR") Clearance for the Stratasys Special Tender Offer, **July 17, 2023**
- Nano Dimension Encourages Stratasys Shareholders to Replace Entrenched Board and Highlights Problematic Track Records of Stratasys Directors, **July 17, 2023**
- Nano Dimension Increases Special Tender Offer Price for Stratasys Shares to $24.00 per Share in Cash, **July 10, 2023**
- Nano Dimension Increases Special Tender Offer Price for Stratasys Shares to $20.05 per Share In Cash, **June 27, 2023**
- Nano Dimension Highlights Leadership Strength and Record of Driving Value Creation for Shareholders, **June 21, 2023**
- Nano Dimension Reaffirms $18.00 Per Share All-Cash Tender Offer for Stratasys Shareholders to Receive Near-Term Value by Tendering Their Shares, **June 13, 2023**
- Nano Dimension Highlights Advantages of Its $18.00 Cash Per Share Special Tender Offer for Stratasys vs. Other Alternatives, **June 8, 2023**
- Nano Dimension Launches $18.00 Per Share All-Cash Special Tender Offer to Increase Ownership in Stratasys to between 53% and 55% of Its Outstanding Shares, **May 25, 2023**
- Nano Dimension Revises Proposal to Acquire Stratasys for $20.05 in Cash and Accelerates A Strategy, **April 3, 2023**
- Nano Dimension Increases Offer to Acquire Stratasys to $19.55 Per Share in Cash, **March 29, 2023**
- Nano Dimension Announces Formal Offer to Acquire Stratasys for $18.00 Per Share to Create Additive Manufacturing Industry Leader, **March 9, 2023**

Presentations

- Process for Tendering Stratasys Shares
- Stratasys Special Tender Offer Investor Call
- Nano Dimension's Special Tender Offer for the Acquisition of a Controlling Interest in Stratasys
- Nano Dimension's All Cash Special Tender Offer For Stratasys: Superior to Uncertain Alternatives

Nano Dimension

Investor Relations
ir@nano-di.com

Media
NanoDimension@fgsglobal.com

Information Agent

Georgeson
(877) 668-1646

Nano's Proposed Nominees to Replace Majority of SSYS Board

Overview

Nano Dimension has **nominated 7 highly qualified directors with extensive track records of value creation** for election to the Stratasys Board at Stratasys' Annual General Meeting, which has been scheduled for August 8th, 2023, in order to replace the majority of the Stratasys Board, which Nano Dimension believes has neglected its fiduciary duties to the detriment of Stratasys shareholders' interests.

Stratasys directors are so deeply entrenched which led them to continue to refuse to negotiate – or even engage – with bona fide suitors. They quickly and repeatedly rejected Nano, **a well-funded and reputable peer on its multiple all-cash offers at compelling premia, including:**

- **$18.00 per share**, reflecting a **26% premium** to the unaffected closing stock price as of March 3rd, 2023, submitted to Stratasys on March 22nd, 2023;
- **$19.55 per share**, reflecting a **37% premium** to the closing trading price as of March 3rd, 2023, submitted to Stratasys on March 29th, 2023; and
- **$20.05 per share**, reflecting a **41% premium** to the closing trading price as of March 3rd, 2023, submitted to Stratasys on April 3rd, 2023.

Stratasys directors **have a history of empty promises to Stratasys shareholders**.

- This includes making statements every two to three years that Stratasys will become a "billion-dollar company," only to deliver further cash-burn and value destruction.
- This is further evidenced by the losses on the sale of MakerBot in September 2022, which cost its shareholders over $400 million.

Stratasys directors **agreed to a value-destroying Desktop Metal transaction designed to preserve their entrenchment.**

- Stratasys has entered into an agreement to merge with a cash-burning remnant of a SPAC, Desktop Metal, in a transaction that would destroy value and be highly dilutive to Stratasys shareholders, leaving shareholders with less than two-thirds of a company that would have an uncertain path for long-term value creation.
- Shareholders have already filed lawsuits against both companies about their corporate governance practices in relation to the transaction.

Nano Dimension's Proposed Highly Qualified Director Nominees

In order to reach full potential, Stratasys will require better management, operators and, first and foremost, better Board oversight to optimize the business and unlock value. **Nano Dimension has nominated seven highly qualified directors to guide that effort**, all of whom previously served as CEOs or in "C-suite" positions where they **created demonstrable increases in long-term shareholder value.** Almost all of Nano Dimension's candidates have multiple decades of global business experience in technology, finance, M&A and operations in manufacturing and related sectors.

- **Ze'ev Holtzman**, who brings deep expertise in private equity, venture capital and investment banking. Mr. Holtzman founded a pioneering investment banking firm (Giza), a leading VC firm focused on early-stage innovation technology, as well as the premier database on high-tech, venture capital, startup, and private equity ecosystems.
- **Zivi Nedivi**, who has decades of international business leadership experience. He formerly served as CEO of several technology companies, including Cyalume Technologies Inc. and Kellstrom Industries, Inc., and formerly served as COO of Lumenis Ltd**.**
- **Hanan Gino**, who has prodigious experience as a CEO at international technology corporations, including Verint Security Systems and Kitov Systems as well as senior executive and head of all commercial divisions for over two decades at Orbotech Ltd.
- **Tomer Pinchas**, ex-manager at PricewaterhouseCoopers New York, who brings more than 18 years of global experience in finance, M&A and operations management and previously served as CFO of multiple technology companies, including Kryon Systems LTD, myThings Inc, and DVTEL INC.
- **Nick Geddes,** who co-founded the renowned industrial inkjet company Global Inkjet Systems, with leading R&D capabilities, inkjet products and services, and has been CEO and CTO for over 15 years with deep knowledge and experience leading and bringing together multi-disciplinary teams to partner with customers.
- **Yael Sandler**, who brings extensive experience in leading finance and operations roles for public and private companies, having formerly held various positions at KPMG while also being a Certified Public Accountant in Israel.
- **Yoav Stern**, who is a seasoned executive with a proven track record of leadership over three decades, having served as CEO and Chairman as well as an active hands-on investor in high-tech companies, specializing in machine vision, fiber optics, defense-tech, communication solutions, aerospace, and homeland security. Mr. Stern has led public and privately held companies based in the United States and globally, with operations encompassing multi-disciplinary technologies across 3-4 continents.

How to Vote

Nano Dimension urges Stratasys shareholders to protect their investment and the future of Stratasys – use the proxy card to vote "FOR" the nominees proposed by Nano Dimension and not Stratasys' eight nominees.

If you have any questions or require assistance with voting your shares, please contact our proxy solicitor, Innisfree M&A Incorporated, at 1 (800) 422-8620 (toll-free from the U.S. and Canada) or +1 (412) 232-3651 (from other countries).